Exhibit 99.1

DRAGON VICTORY INTERNATIONAL LIMITED

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: LYL)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Dragon Victory International Limited (the “Company”) will be held on March 11, 2019, at 9:00 a.m., local time, at Hanshi Tower 22nd Floor, No. 1786 Binsheng Road, Binjiang District, Hangzhou, Zhejiang Province, China for the following purposes:

1.	To re-elect Mr. Jianjun Sun as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Hongyu Zhang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Ms. Cloris Li as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Han Zhang as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors; and
7.	To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2019, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors of the Company has fixed the close of business on January 25, 2019 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2018 annual report, from the Company’s website at www.dvintinc.com or by submitting a request to tina.xiao@ascent-ir.com.

By Order of the Board of Directors,

/s/ Jianjun Sun
Jianjun Sun
Chairman of the Board of Directors

Hangzhou, China

February 1, 2019

DRAGON VICTORY INTERNATIONAL LIMITED

2019 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON MARCH 11, 2019

PROXY STATEMENT

The Board of Directors of Dragon Victory International Limited (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on March 11, 2019, at 9:00 a.m., local time, at Suite B1-901, No.198, Qidi Road, Xiaoshan District, Hangzhou, PRC or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on January 25, 2019 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. Two shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporation) by its duly authorized representative representing not less than one-third in nominal value of the total issued voting shares in the Company throughout the meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on behalf of him or her. A proxy need not be a shareholder of the Company. Each holder of the Company’s ordinary shares shall be entitled to one vote in respect of each ordinary share held by him or her on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Jianjun Sun as a director of the Company to hold office until the next annual general meeting;
2.	To re-elect Mr. Hongyu Zhang as a director of the Company to hold office until the next annual general meeting;
3.	To re-elect Ms. Cloris Li as a director of the Company to hold office until the next annual general meeting;
4.	To re-elect Mr. Wenbing Wang as a director of the Company to hold office until the next annual general meeting;
5.	To re-elect Ms. Han Zhang as a director of the Company to hold office until the next annual general meeting;
6.	To authorize the Board of Directors to fix the remuneration of the directors; and
7.	To approve, ratify and confirm the re-appointment of WWC, P.C. as the Company’s independent auditors for the year ending March 31, 2019, and to authorize the Board of Directors to fix their remuneration.

The Board of Directors recommends a vote “FOR” each proposal from Proposals No. 1- 7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy form in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules which permit companies to make available their annual report to shareholders on or through the company’s website, the Company posts its annual reports on the Company’s website. The 2018 annual report for the year ended March 31, 2018 (the “2018 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2018 Annual Report to shareholders by visiting the “SEC Filings” heading under the “Investor Relations” section of the Company’s website at www.dvintinc.com. If you want to receive a paper or email copy of the Company’s 2018 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the Investor Relations department of the Company, at tina.xiao@ascent-ir.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

RE-ELECTION OF CURRENT DIRECTORS,

ELECTION OF A NEW DIRECTOR

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX REMUNERATION OF DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Jianjun Sun, age 42, has served our CEO since October 23, 2017. Mr. Sun was a director responsible for administrative affairs, human resources, accounting and asset management, for Hangzhou Qinghefang Asset Management Co. Ltd., a state-owned enterprise from June 2015 to September 2017. Mr. Sun was a director of Hangzhou Qinghefang District Joint Committee, responsible for managing Hangzhou Qinghefang Historical District Management Committee, a governmental agency from June 2015 to September 2017. Mr. Sun was the Division Chief of Administrative and Management Affairs Division, Hangzhou Qinghefang Historical District Management Committee, and was responsible for administrative affairs, human resources, accounting and asset management from July 2012 to May 2015.

Mr. Hongyu Zhang, age 30, has served as the Director of Sales for IBM Greater China Region Business Unit since 2012, and has served as the evaluation director of the Export-Import Bank of China Evaluation department since 2013. Mr. Zhang graduated from China Foreign Affairs University with a degree in 2011 and the University of Alberta with a degree in 2012.

Ms. Cloris Li, age 36, has served as the Chief Financial Officer of China Education Alliances, Inc. since 2011 to present. From 2010 to 2011, Ms. Li worked as a consultant with PricewaterhouseCoopers, focusing on the function of assurance and risk & control, providing audit, internal control advice and SOX compliance services to both public and private companies. From 2004 to 2006, Ms. Li served as senior auditor and tax advisor in national accounting firm in Australia, providing financial auditing, planning and tax advice to both local and multinational companies. Ms. Li graduated from Queensland University Technology Australia with a Bachelor of Business (Accountancy) in 2004.

Mr. Wenbing Wang, age 48, has served in key roles in U.S. listed Chinese companies and prestigious financial institutions. In addition to investment banking and private equity experience at Credit Suisse First Boston (Hong Kong) Ltd., Century Investment Corporation, and Redwood Capital, Mr. Wang has served as the President and Chief Financial Officer of Fushi Copperweld. Mr. Wang holds a bachelor’s degree in Scientific English from University of Science and Technology Beijing and a MBA degree in Finance and Corporate Accounting from University of Rochester.

Ms. Han Zhang, age 38, has served as the legal director of Shinecome Technology Limited since 2015. From 2014 t0 2015, Ms. Zhang worked as an attorney at Guantao Law Firm (Hangzhou). From 2008 to 2013, Ms. Zhang worked as an International Law Specialist at Morris, Manning and Martin LLP. From 2007 to 2008, Ms. Zhang worked as a Chinese Law Specialist at Womble Carlyle Sandridge & Rice, PLLC. Ms. Zhang received her Master of Laws degree (L.L.M) from Emory University School of Law in 2007. Ms. Zhang was chosen as a director because of her experience with capital market and her legal background.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

THE ELECTION OF THE NEW DIRECTOR NAMED ABOVE

AND

AUTHORIZATION OF THE BOARD TO FIX THE RENUMERATION OF THE DIRECTORS.

PROPOSAL NO. 7

APPROVAL, RATIFICATION, AND CONFIRMATION OF

RE-APPOINTMENT OF INDEPENDENT AUDITORS

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION

The Company’s audit committee recommends, and the Board of Directors concurs, that WWC, P.C. be re-appointed as the Company’s independent auditors for the fiscal year ending March 11, 2019, and that the Board of Directors be authorized to fix their remuneration.

In the event that our shareholders fail to approve, ratify, and confirm the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is approved, ratified, and confirmed, our audit committee in its discretion may recommend the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR APPROVAL, RATIFICATION, AND CONFIRMATION OF THE RE-APPOINTMENT

OF

WWC, P.C.

AS THE COMPANY’S INDEPENDENT AUDITORS

FOR THE FISCAL YEAR ENDING MARCH 31, 2019

AND

AUTHORIZATION OF BOARD OF DIRECTORS TO FIX THEIR REMUNERATION.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

February 1, 2019	/s/ Jianjun Sun
Jianjun Sun
Chairman of the Board of Directors

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